UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RAPT THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75382E 109

(CUSIP Number)

Peter Svennilson

The Column Group II, LP

1 Letterman Drive, Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 2,568,674 (1)(2)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,568,674 (1)(2)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,568,674 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.7%(3)
14.	Type of Reporting Person (See Instructions): PN

(1)

The securities are directly held by The Column Group II, LP (“TCG II LP”). The Column Group II GP, LP (“TCG II GP”) is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of TCG II GP are David Goeddel and Peter Svennilson (collectively, the “TCG II GP Managing Partners”). The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	Includes 50,000 shares previously reported as held by The Column Group II Management, LP.
(3)

This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2021, filed with the United States Securities and Exchange Commission on August 11, 2021 (the “Form 10-Q”).

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,568,674 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,568,674 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,568,674 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.7%
14.	Type of Reporting Person (See Instructions): PN

(1)

The securities are directly held by TCG II LP. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	Includes 50,000 shares previously reported as held by The Column Group II Management, LP.
(3)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,599,417(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,599,417(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,599,417(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.4%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

The securities are directly held by Ponoi Capital, LP (“Ponoi LP”). Ponoi Management, LLC (“Ponoi LLC”) is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of Ponoi LLC are the TCG II GP Managing Partners and Tim Kutzkey (collectively, the “Ponoi Managing Partners”). The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,599,417(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,599,417(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,599,417(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.4%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

The shares are directly held by Ponoi LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to these shares. The managing partners of Ponoi LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 145,401(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 145,401(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,401(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.5%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

The shares are directly held by Ponoi Capital II, LP (“Ponoi II LP”). Ponoi II Management, LLC (“Ponoi II LLC”) is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to these shares. The managing partners of Ponoi II LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 145,401(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 145,401(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,401(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.5%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

The shares are directly held by Ponoi II LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to these shares. The managing partners of Ponoi II LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person The Column Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 91(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 91(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 91(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

The shares are directly held The Column Group LLC (“TCG LLC”). The managing members of TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 43,664(1)
	8.	Shared Voting Power: 4,313,583(2)
	9.	Sole Dispositive Power: 43,664(1)
	10.	Shared Dispositive Power: 4,313,583(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,357,247(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.8%
14.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 34,425 shares held directly by Peter Svennilson and (ii) 9,239 shares underlying options to purchase shares of Common Stock held by Peter Svennilson, exercisable within 60 days of this statement.

(2)

Consists of (i) 2,568,674 shares held directly by TCG II LP (ii) 1,599,417 shares held directly by Ponoi LP (iii) 145,401 shares held directly by Ponoi II LP and (iv) 91 shares held directly by TCG LLC. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to the shares held by TCG II LP. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to the shares held by TCG II LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC.

(3)

This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q, plus 9,239 shares underlying options to purchase shares of Common Stock held by Peter Svennilson, exercisable within 60 days of this statement.

CUSIP No. 75382E 109

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 34,425(1)
	8.	Shared Voting Power: 4,313,583(2)
	9.	Sole Dispositive Power: 34,425(1)
	10.	Shared Dispositive Power: 4,313,583(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,348,008(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.7%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by David V. Goeddel.
(2)

Consists of (i) 2,568,674 shares held directly by TCG II LP (ii) 1,599,417 shares held directly by Ponoi LP (iii) 145,401 shares held directly by Ponoi II LP and (iv) 91 shares held directly by TCG LLC. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to the shares held by TCG II LP. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to the shares held by TCG II LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC.

(3)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

CUSIP No. 75382E 109

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,744,909(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,744,909(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,744,909(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.9%
14.	Type of Reporting Person (See Instructions): IN

(1)

Consists of (i) 1,599,417 shares held directly by Ponoi LP (ii) 145,401 shares held directly by Ponoi II LP and (iii) 91 shares held directly by TCG LLC. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC.

(2)	This calculation is based upon 29,488,367 shares of Common Stock outstanding as of August 6, 2021, as reported in the Form 10-Q.

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) supplements and amends the Schedule 13D relating to shares of common stock, par value $0.0001 per share (the “Common Stock”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Issuer”) that was filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2019 as it was amended by Amendment No. 1 thereto filed with the SEC on February 14, 2020, Amendment No. 2 thereto filed with the SEC on August 26, 2020 and Amendment No. 3 thereto filed with the SEC on October 1, 2020 (collectively, the “Amended Statement”). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 5.	Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original 13D is hereby amended as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment No. 4.

(c) On August 18, 2021, TCG II LP effected a pro rata distribution without additional consideration of 1,317,005 shares of Common Stock to (i) TCG II GP LP, its general partner and (ii) its limited partners. TCG II GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members (the “Distribution”).

On August 18, 2021, TCG LLC received 91 shares in the Distribution.

On August 18, 2021, Peter Svennilson received 64,425 shares in the Distribution.

On August 18, 2021, David V. Goeddel received 64,425 shares in the Distribution.

On August 18, 2021, Timothy Kutzkey received 35,746 shares in the Distribution.

On August 20, 2021, Peter Svennilson sold 1,440 Common Shares at a weighted average price per share of $30.0879 for aggregate proceeds of approximately $43,326.58.

On August 20, 2021, David V. Goeddel sold 1,429 Common Shares at a weighted average price per share of $30.0802 for aggregate proceeds of approximately $42,984.61.

On August 20, 2021, Timothy Kutzkey sold 1,670 Common Shares at a weighted average price per share of $30.0732 for aggregate proceeds of approximately $50,222.24.

On August 23, 2021, Peter Svennilson sold 7,605 Common Shares at a weighted average price per share of $30.9267 for aggregate proceeds of approximately $235,197.55.

On August 23, 2021, Peter Svennilson sold 12,969 Common Shares at a weighted average price per share of $31.4113 for aggregate proceeds of approximately $407,373.15.

On August 23, 2021, Peter Svennilson sold 2,200 Common Shares at a weighted average price per share of $32.3490 for aggregate proceeds of approximately $71,167.80.

On August 23, 2021, David V. Goeddel sold 7,278 Common Shares at a weighted average price per share of $30.9187 for aggregate proceeds of approximately $225,026.30.

On August 23, 2021, David V. Goeddel sold 13,623 Common Shares at a weighted average price per share of $31.4035 for aggregate proceeds of approximately $427,809.88.

On August 23, 2021, David V. Goeddel sold 2,007 Common Shares at a weighted average price per share of $32.3926 for aggregate proceeds of approximately $65,011.95.

On August 23, 2021, Timothy Kutzkey sold 8,204 Common Shares at a weighted average price per share of $30.9429 for aggregate proceeds of approximately $253,855.55.

On August 23, 2021, Timothy Kutzkey sold 12,354 Common Shares at a weighted average price per share of $31.4168 for aggregate proceeds of approximately $388,123.15.

On August 23, 2021, Timothy Kutzkey sold 2,100 Common Shares at a weighted average price per share of $32.3831 for aggregate proceeds of approximately $68,004.51.

On August 24, 2021, Peter Svennilson sold 2,300 Common Shares at a weighted average price per share of $30.8057 for aggregate proceeds of approximately $70,853.11.

On August 24, 2021, Peter Svennilson sold 3,486 Common Shares at a weighted average price per share of $31.7575 for aggregate proceeds of approximately $110,706.65.

On August 24, 2021, David V. Goeddel sold 2,200 Common Shares at a weighted average price per share of $30.7909 for aggregate proceeds of approximately $67,739.98.

On August 24, 2021, David V. Goeddel sold 3,463 Common Shares at a weighted average price per share of $31.7581 for aggregate proceeds of approximately $109,978.30.

On August 24, 2021, Timothy Kutzkey sold 4,318 Common Shares at a weighted average price per share of $30.9408 for aggregate proceeds of approximately $133,602.37.

On August 24, 2021, Timothy Kutzkey sold 7,100 Common Shares at a weighted average price per share of $31.7651 for aggregate proceeds of approximately $225,532.21.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of TCG II LP, Ponoi LP and Ponoi II LP (the “Funds”), the respective general partners and limited partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2021

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 3 to Schedule 13D is filed on behalf of each of us.

Dated: August 30, 2021

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel